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Exhibit 99(a)(19)

FOR IMMEDIATE RELEASE

SUN CAPITAL ANNOUNCES COMPLETION OF TENDER OFFER
FOR KELLWOOD SHARES

        New York, February 19, 2008—Sun Capital Securities Group, LLC today announced the completion of the cash tender offer by its wholly-owned subsidiary, Cardinal Integrated, LLC, to purchase all outstanding shares of Kellwood Company (NYSE: KWD). As of 12:00 midnight New York City time, on Friday, February 15, 2008, the expiration time of the subsequent offering period for the offer, approximately 2.5 million Kellwood shares had been validly tendered in the subsequent offering period. These shares, combined with shares tendered during the initial offering period and Sun Capital's existing 11.4% stake, represent approximately 93.7% of the outstanding shares of Kellwood. All shares validly tendered and not properly withdrawn in the offer have been accepted for payment by Cardinal Integrated, and Cardinal Integrated expects to promptly pay for all such shares.

        As the final step of the acquisition process, a subsidiary of Cardinal Integrated will be merged with and into Kellwood and each share not previously purchased in the tender offer or otherwise owned by Cardinal Integrated or one of its affiliates will be converted, subject to appraisal rights, into the right to receive $21.00 per share in cash. Consummation of the merger is expected to occur as soon as practicable. Following the merger, Kellwood will become a wholly-owned subsidiary of Cardinal Integrated, and Kellwood's common stock will be delisted from, and will cease to trade on, the New York Stock Exchange.

About Sun Capital

        Sun Capital Partners, Inc. is a leading private investment firm focused on leveraged buyouts, equity, debt, and other investments in market-leading companies that can benefit from its in-house operating professionals and experience. Sun Capital affiliates have invested in and managed more than 180 companies worldwide with combined sales in excess of $35.0 billion since Sun Capital's inception in 1995. Sun Capital has offices in Boca Raton, Los Angeles, and New York, and affiliates with offices in London, Tokyo, and Shenzhen.

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Contact: Media: Sard Verbinnen & Co Jim Barron / Maggie Pisacane / Nathaniel Garnick (212) 687-8080	Stockholders: D.F. King & Co., Inc. Richard Grubaugh / Edward McCarthy (212) 269-5550

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  Exhibit 99(a)(19)
SUN CAPITAL ANNOUNCES COMPLETION OF TENDER OFFER FOR KELLWOOD SHARES